

Offering Statement for Saxon Capital Group Inc. ("Saxon Capital Group")

Saxon Capital Group Inc. ("Saxon Capital Group," the "Company," "we," or "us"), was originally incorporated on November 12, 2003 under the name Comlink Communications. On May 18, 2015, the Company changed its name to Saxon Capital Group Inc. Saxon Capital Group is holding the following offering:

Up to $124,000 in Common Stock at $2.50 per share with a minimum target amount of $10,000.

Offering Minimum: $10,000 | 4,000 shares of Common Stock
Offering Maximum: $124,000 | 49,600 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50 per Share
Minimum Investment Amount (per investor): $250.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.00. The Company must reach its Target Offering Amount of $10,000 by December 31, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Bonuses:

Reward Incentives:

Invest $5,000+ and receive a $500 discount on Saxon Capital Group Tiny Home.

Invest $10,000+ and receive a $1,000 discount on Saxon Capital Group Tiny Home.

Invest $25,000+ and receive a $2,500 discount on Saxon Capital Group Tiny Home.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Invest $0+ and receive 5% Bonus Shares.

Invest $5,000+ and receive 10% Bonus Shares.

*Investors can only receive one (1) amount-based incentive per investment.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different startups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

http://www.energyglasssolar.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

Saxon Capital Group Inc.

7580 E Gray Rd #103, Scottsdale, AZ 85260

Eligibility

2. The following are true for Saxon Capital Group Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

Clifford Paul | CEO

Mr. Paul's primary position is with PK Associates Structural Engineers, LLC.

Employee Background

CEO of Saxon and PK Associates is one of the largest structural engineers in Arizona. Many of the projects that we have designed can be seen around Arizona such as: Banner Estrella Medical Center, City North, Kierland Commons, CityScape, Block 23 @ CityScape, 44 Monroe (34 stories), One Central Park East (27 Stories), ASU Downtown dormitories, Soleri Bridge, Frank Lloyd Wright Spire and many other highly visible and creative projects.

3-Year Work History

Insert Clifford's 3-year work history.

(Primary Position) Principal | PK Associates Structural Engineers, LLC | 1992 – Present

CEO | Saxon Capital Group Inc. | May 18, 2015 – Present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

<u>**Principal Security Holder Name**</u>

Saf-Glas LLC[1]

Securities

30,000,000

Security Class

Common Stock

Voting Power

65.53%

    (1) Art Marino is the managing member of Saf-Glas, LLC and is, therefore, the individual with beneficial ownership.

Business and Anticipated Business Plan

Corporate History

Saxon Capital Group Inc. ("Saxon", "we", "our" or "the Company") was incorporated in the State of Nevada on November 12, 2003 under the name Comlink Communications. On May 18, 2015, the Company changed its name to Saxon Capital Group Inc. The Company's fiscal year end is December 31.

The following is a summary of material events since our inception:

- ➢ We were in the business of selling two-way communications equipment from inception through February 28, 2006, at which date, we discontinued the two-way communications equipment business.

- ➢ On January 16, 2007, we completed a reverse merger transaction with USA Superior Energy, Inc., a company in the oil recovery business. We filed Articles of Amendment on May 24, 2007 to change our name to USA Superior Energy Holdings, Inc.

- ➢ We filed a Form 15 with the Securities and Exchange Commission on December 9, 2010 in order to deregister our shares of common stock under the Securities Exchange Act of 1934, as amended.

- ➢ We filed Articles of Amendment with the State of Nevada on June 15, 2014 to (i) change our name to XSilent Solutions, Inc. and (ii) effect a reverse split off our common stock at a ratio of one share for 250 shares.

- ➢ We filed Articles of Amendment with the State of Nevada on May 18, 2015, pursuant to which we merged our wholly owned subsidiary, Saxon Capital Group, Inc., with and into us as the surviving corporation, and in connection with such merger, our name was changed to Saxon Capital Group, Inc.

- ➢ We filed Articles of Amendment with the State of Nevada on June 10, 2015, pursuant to which we effected a reverse split of its common stock at a ratio of one share for 10 shares.

- ➢ In September 2016, we entered into a letter of intent to acquire GTEK Industries, Inc., a company that was developing technology to protect electronic devices from the adverse effects of electromagnetic pulses. We and our counter party ultimately abandoned the consummation of this transaction.

- ➢ In July 2021, we entered into a non-binding a letter of intent to acquire by reverse merger Saf-Glas, LLC, a company that has developed a proprietary, patented Nano Technology, that enables an optically clear glass to produce continuous electricity from sunlight, diffused and ambient light, and ground reflectance.

- ➢ In September 2022, in lieu of consummating the reverse merger contemplated by the letter of intent, we instead acquired from Saf-Glas, LLC an exclusive worldwide license to manufacture and sell its EnergyGlass™ Architectural Glass products ("EnergyGlass"), a patented, alternative energy, optically clear electric producing glass technology that produces continuous energy from sunlight, diffused and ambient light and ground reflectance. EnergyGlass can be used for commercial buildings, greenhouses, and homes, among other applications. In addition, we acquired a non-exclusive world-wide license to manufacture and sell other Saf-Glas products, namely, Energy wall, EG solar roof, green energy box, PVC operable and fixed window systems, natural and man-made disaster resistant glass (bullet, bomb blast, forced entry, fire, hurricane, typhoon, and earthquake resistant), FBH fire frame, [FBH glass, nano smart polymer sheet, solar IR film, nano spray coating, and heat sink coating].

Our Business
Overview

In September 2022, we entered into an agreement with Saf-Glas, LLC, under which we were granted an exclusive worldwide license to manufacture and sell its EnergyGlass™ Architectural Glass products, as well as certain other Saf-Glas products, and acquired certain equipment (nano-reactor) required for the manufacture of EnergyGlass (the "Energy Glass License Agreement").

EnergyGlass is a patented, alternative energy, optically clear electric producing glass technology that produces continuous energy from sunlight, diffused and ambient light and ground reflectance. EnergyGlasscan be used for commercial buildings, greenhouses, and homes, among other applications.

In addition, we acquired a non-exclusive world-wide license to manufacture and sell other Saf-Glas products, namely, Energy wall, EG solar roof, green energy box, PVC operable and fixed window systems, natural and man-made disaster resistant glass (bullet, bomb blast, forced entry, fire, hurricane, typhoon, and earthquake resistant), FBH fire frame, [FBH glass, nano smart polymer sheet, solar IR film, nano spray coating, and heat sink coating]. In addition, we hold a non-exclusive world-wide license to manufacture and sell other Saf-Glas products, namely, Energy wall, EG solar roof, green energy box, PVC operable and fixed window systems, natural and man-made disaster resistant glass (bullet, bomb blast, forced entry, fire, hurricane, typhoon, and earthquake resistant), FBH fire frame, [FBH glass, nano smart polymer sheet, solar IR film, nano spray coating, and heat sink coating].

In connection with entering into the EnergyGlass License Agreement, in September 2022, we also entered into a manufacturing agreement, as amended, with Saf-Glas ("Manufacturing Agreement"), under which Saf-Glas agreed to manufacture the EnergyGlass Architectural Glass product for us, generally on a cost-plus ten percent basis.

In consideration for the grant of the EnergyGlass License, we (i) issued 30 million shares of common stock to Saf-Glas, as a result of which Saf-Glas owned approximately 69% our issued and outstanding common stock and (ii) we forgave $535,000 of indebtedness Saf-Glas owed us for advances we made to it for research and development. In addition, the EnergyGlass License provides that, upon our raising at least $10 million, we are required to acquire all of the intellectual property related to EneregyGlass Architectural Glass products for a payment of $10 million, and that number of shares of our common stock, which, when aggregated with the 30 million initial share issuance, would equal 80% of our total issued and outstanding shares. If and when this further transaction is consummated, the EnergyGlass License and Manufacturing Agreements will terminate by their terms.

The exclusive worldwide license to manufacture and sell EnergyGlass Architectural products is according to the terms of the EnergyGlass License Agreement, perpetual and non-cancelable. However, the Energy Glass license Agreement itself is subject to termination by either party if the event of a material breach and a failure to cure within thirty days of written notice of the breach.

We have not yet generated any revenue from the sale of EnergyGlass Architectural Glass products or the other licensed Saf-Glas products. See generally the section entitled "Risk Factors."

Our planned commercialization of EnergyGlass will require further product development, fabrication, testing, and validation. We anticipate the need for product development partnerships with commercial partners, as well as additional financing, which may not be readily available, to ascertain the commercial viability of our EnergyGlass product.

Our ongoing research and product development requires the commitment of significant resources to support the extensive invention, design, engineering, testing, prototyping, and intellectual property initiatives carried-out by our partners and consultants.

We cannot accurately predict the amount of funding or the time required to successfully commercialize Our EnergyGlass and other products. The actual cost and time required to commercialize our products may vary significantly depending on, among other things, the results of our product development efforts; the cost of developing, acquiring, or licensing various enabling technologies; changes in the focus and direction of our business or product development plans; competitive and technological advances; the cost of patent filing, prosecuting, defending and enforcing claims; demonstrating compliance with regulations and standards; and manufacturing, marketing and other costs that may be associated with product fabrication. Because of this uncertainty, even if financing is available to us, we may secure insufficient funding to effectuate our business and/or product development plans.

Principal Products

We are a pre-revenue company. Our primary product is the EnergyGlass Architectural Glass™, which is a patented, optically clear building integrated structural photovoltaic window system that produces continuous electricity from sunlight, diffused and ambient Light and ground reflectance. We believe that EnergyGlass Architectural Glass™ is the only photovoltaic glass with 100% field of vision in the world. The entire surface of the window is optically clear, no grids, dots or lines.

The glass contains no window films or coatings that crack or peel, and, like plate glass, has a 20+ yr. estimated lifespan, requiring no special maintenance during its lifespan.

EnergyGlass can be configured into standard or custom applications from lightweight polycarbonate, tints, low E, insulated, reflective, glass ceramic, hurricane, bomb, earthquake, tornado, or bullet resistant forms, all while maintaining 100% field of vision and producing continuous energy.

The system components are the interlayers, frame and frame architecture. The main proprietary element is an interlayer composition resulting from the co-extrusion of specific inorganic nanoparticles into an interlayer that redirects a portion of light to the periphery of the glass element where solar cells convert the light to electricity.

Electricity generated by EnergyGlass can be inverted, stored in batteries, directed to DC equipment, or sent back to the grid, creating the potential for "Feed-In-Tariff" opportunities, generating revenue or cost reduction. "Feed-In-Tariffs" are payments made to households or businesses generating their own electricity using methods that do not contribute to the depletion of natural resources, proportional to the amount of power generated.

Our planned commercialization of EnergyGlass technologies will require further product development, fabrication, testing, and validation. In addition to our engagement with specialty contract groups, we anticipate the need for product development partnerships with commercial partners, as well as additional financing, which may not be readily available, to ascertain the viability of our technologies and products, currently under development.

Our EnergyGlass technology and products use proprietary chemistries and application processes in order to generate electricity on glass. Ongoing research and product development requires the commitment of significant resources to support the design, engineering, testing, prototyping, and intellectual property initiatives carried-out by us and our partners.

We cannot accurately predict the amount of funding, or the time required to successfully commercialize EnergyGlass. The actual cost and time required to commercialize our technology may vary significantly depending on, among other things, the results of our product development efforts; the cost of developing, acquiring, or licensing various enabling technologies; changes in the focus and direction of our business or product development plans; competitive and technological advances; the cost of patent filing, prosecuting, defending and enforcing claims; demonstrating compliance with regulations and standards; and manufacturing, marketing and other costs that may be associated with product fabrication. Because of this uncertainty, even if financing is available to us, we may not be able to secure sufficient funding to effectuate our business and/or product development plans.

Markets

The Market Opportunity for our EnergyGlass

We recognize that there is global demand for to reducing energy costs while using environmentally friendly next-generation renewables, and we are seeking to advance the adoption of EnergyGlass as a new renewable technology.

Based on our market research, we do not believe that there are any commercially marketed electricity-generating products available for sale in the United States which provide the functionality, features, esthetics, and adaptability of EnergyGlass. Our markets include building window and glass applications, referred to as "architectural flat glass" and "fabricated glass products." Flat glass is extensively used in the architecture industry in applications such as windows, partitions, and facades.

We are also planning to target applications for EnergyGlass in automotive, recreational vehicles, and marine sectors, among others. We believe that the rising demand for electric propulsion and autonomous piloting in these segments presents a timely opportunity for the electricity-generating technology embodied in EnergyGlass.

Additionally, the agrivoltaics market for our electricity-generating EnergyGlass product includes the smart greenhouse market, [projected to reach $11 billion by 2032 with a growth rate of 11.7% annually from 2023 to 2032, driven in part by rising food demand due to growing populations and by government initiatives to develop smart farming, according to reports by Precedence Research issued in August 2023 and Research & Markets issued in April 2023]. In addition to these smart greenhouses which monitor and control the growth condition of plants and optimize the growing process of the plants, we believe that conventional greenhouse structures, both new and existing, present commercial opportunities for the application of EnergyGlass to these structures.

As part of our research and development, we commissioned Tecnova Centro Tecnologico-Spain, a research and development organization, to evaluate the efficacy of EnergyGlass panels in generating electricity for commercial greenhouses. Tecnova conducted this evaluation over a four month period.

Tecnova Validation Trial

The validation trial was performed by Tecnova Centro Tecnologico-Spain. The objective of the trial was the evaluation of the agronomic effects produced by EnergyGlass photovoltaic panels for a tomato crop developed in a greenhouse. The trial was executed in two multi-span greenhouses with a total cultivated area of 5,381.9 square feet for each one. These greenhouses were equipped with air recirculators, an interior shading screen and an automated opening and closing system for side and roof windows. The EnergyGlass photovoltaic panels installed had a total surface area of 20.6 m2 (222 square feet), covering only 4.12% of the total surface area of the greenhouses.

The Energy Glass Panels retrofitted on the greenhouse roof were specifically designed to be:

1). Passive electricity generating (greenhouse was powered 100% off the grid),

2). EMF & EMR resistant

3). Bumble Bee and other pollinators friendly

4). Wind resistant (winds reached as much as 93 MPH during the trial)

EnergyGlass Panels may be custom manufactured for varying degrees of transparencies as well as adding insulation to the greenhouse in cold climates and intercepting solar heat gain in warmer climates.

Three Inverters, two storage batteries and an electrical control panel were installed to make the greenhouse self-sufficient with all necessary electric generated via the Energy Glass Solar™ panel without the need of the electric grid.

The conclusion of the Tecnova evaluation was that the EnergyGlass panels demonstrated their efficacy in maintaining optimal greenhouse conditions without compromising plant growth, development, or the pollination process. The electric producing panels not only provided sufficient energy for greenhouse operations, they also did so in a manner that was harmonious with the natural growth cycles of the tomato crop. These commercial greenhouses were 100% powered by the EnergyGlass panels.We believe that this independent validation of EnergyGlass's application to commercial greenhouses will significantly enhance our ability to market and sell EnergyGlass into the global commercial greenhouse market.

Our ability to successfully address these markets is also dependent on our ability to effectuate development and commercial partnerships as well as securing adequate financing as needed.

With respect to our core EnergyGlass product, we intend to focus primarily on the following markets:

> ➤ Mid and high-rise buildings (commercial and residential) (new construction)
> ➤ Commercial greenhouses (new construction and retrofit)
> ➤ Commercial shopping developments(new construction)

In general, we will also focus on selling EnergyGlass for new construction projects. However, with respect to commercial greenhouses, we will also focus on retrofitting existing greenhouses.

Once we have established ourselves in these markets, we will focus on new construction in these markets:

> ➤ Medical and Senior residential facilities
> ➤ Airports
> ➤ Stadiums
> ➤ Single and Multi-family residential homes

We believe that EnergyGlass could also be sold to the automotive and marine industries.

In addition to the EnergyGlass Architectural Glass™ products, we have also licensed the right to manufacture and sell other Saf-Glas products, namely, Energy wall, EG solar roof, green energy box, PVC operable and fixed window systems, natural and man-made disaster resistant glass (bullet, bomb blast, forced entry, fire, hurricane, typhoon, and earthquake resistant), FBH fire frame, [FBH glass, nano smart polymer sheet, solar IR film, nano spray coating, and heat sink coating]. In addition, we hold a non-exclusive world-wide license to manufacture and sell other Saf-Glas products, namely, Energy wall, EG solar roof, green energy box, PVC operable and fixed window systems, natural and man-made disaster resistant glass (bullet, bomb blast, forced entry, fire, hurricane, typhoon, and earthquake resistant), FBH fire frame, [FBH glass, nano smart polymer sheet, solar IR film, nano spray coating, and heat sink coating].

Initially, our focus will be on selling our EnergyGlass product, at least until we have realized significant revenues from the sale of these products.

With respect to the other Saf-Glas products we are licensed to manufacture and sell, the markets for these products are similar to the markets for EnergyGlas products [except that we do not expect to sell into the [*] markets].

Distribution methods
We intend to distribute our products through in inside direct selling efforts and through third party distributors. Currently we have four persons involved in our direct selling efforts, all of whom work for us on a consulting basis.
In addition to our direct selling efforts, we intend to engage distributors to promote and sell EnergyGlass products in international markets. For example, we have entered into a non-binding Memorandum of Understanding with PROCONSULT SA, a firm based in Spain which specializes in the [development, promotion, sale and installation of photovoltaic products]. The MOU contemplates that PROCONSULT will collaborate with us in the following areas: new business development, commercial promotion, technical consulting, construction of a local showroom in Spain. Per the MOU, they will work with us to promote EnergyGlass products in Spain, Switzerland and Germany. This arrangement is subject to the negotiation and execution of a definitive agreement on mutually agreeable terms.

Status of new products
Currently, we are focused on the marketing and sale of our core EnergyGlass product. Consequently, at this time we are not focused on new product development.
Competition

We believe our primary direct competitors are companies that are developing or selling Photovoltaic glass windows. In addition, to a lesser extent, companies that supply and install solar panels to our potential customers are also competitors. We compete with companies that are offering photovoltaic glass windows on the basis of [*].

We compete with solar panel companies based primarily on the improved aesthetics associated with EnergyGlass, a photovoltaic structural clear window, as compared with a conventional solar array. In addition, since EnrgyGlass is a photovoltaic structural window, it does not occupy any additional space, as compared to a conventional solar array which is generally installed on a rooftops or on the ground level, thus taking up valuable real estate.

The Solar photovoltaic industry is highly competitive and such competition is increasing as the number of participants in the industry continues to grow. There are a number of companies with products that compete with our products.

Given sufficient time, investment and advances in manufacturing technologies, any of these competitors may achieve lower manufacturing costs, superior performance, or greater market acceptance than our products.

We face competition from many companies, major universities and research institutions in the United States and abroad. Many of these companies, universities and research institutions have substantially greater resources, experience in conducting research, experience in obtaining regulatory approvals for their products, operating experience, research and development and marketing capabilities, name recognition and production capabilities. We will face competition from companies marketing existing products or developing new products which may render our technologies (and hence future products) obsolete. Among the companies purporting to be developing products which compete with our EnergyGlass product are the following companies: Next Energy Technologies, Ubiquitous Energy, and SolarWindow Technologies, Heliatek GmbH, and Sunew Filmes Fotovoltaicos Impressos S.A. These companies offer photovoltaic films which can enable transparent window glass to generate electricity.

These companies, universities and research institutions may have numerous competitive advantages, including:

- Significantly greater name recognition;
- established distribution networks;
- more advanced technologies and product development;
- additional lines of products, and the ability to offer rebates, higher discounts or incentives to gain a competitive advantage;
- processes that are operational and manufacturing prototype or final products;
- greater experience in conducting research and development, manufacturing, obtaining regulatory approval for products, and marketing approved products; and
- significantly greater financial and human resources for product development, sales and marketing, and patent litigation.

If our competitors were to:

- succeed in developing products that are more effective in producing electrical energy at a lower cost than our technology, some or all of our products or our technology could be rendered obsolete and non-competitive;
- succeed in bringing their products or services to market earlier than ours, our ability to commercialize our products may be adversely affected, which in turn may impede or limit our ability to generate revenues and achieve profitability. See "**Risk Factors**."

Accordingly, in addition to our research and development and marketing efforts, historically, we have undertaken public relations and advertising programs designed to establish our "brand" name recognition; and we intend to endeavor to continue to develop and market our brand name pending commercialization of products, if any, we may derive from our research and development efforts. We believe our strategy ultimately will facilitate development and commercialization partnerships, the marketing, distribution and public acceptance of our product, and assist in attracting equity capital, if and when needed.

Our competitive position in the market will also depend on:

· our ability to attract and retain qualified personnel, to obtain patent protection, develop proprietary products and processes, protect our intellectual property rights, and to secure sufficient capital resources required during the often-substantial period between technology development and commercial sales; and

· the timing of market introduction of our EnergyGlass products. Accordingly, the speed with which we can develop products, complete any safety approvals, and ultimately supply commercial quantities of our EnergyGlass product to the market is important.

In addition to the foregoing, ultimately, our commercial success will depend on our ability and the ability of our manufacturing partner, licensees, or sub-licensees, if any, to compete effectively in product development areas such as, but not limited to safety, reliability, availability, price, marketing, distribution and patent position.

Sources and availability of materials and Principal suppliers/manufacturing.
We do not and will not for the foreseeable future manufacture EnergyGlass products. We do not currently own the manufacturing facilities to manufacture EnergyGlass products.

Instead, we have entered into a manufacturing agreement, dated September, 2022, with Saf-Glas, LLC, the company from which we acquired the license to manufacture and sell EnergyGlass Architectual Glass products. We will rely on our manufacturing partner to source the raw materials to manufacture EnregyGlass. Management is not aware of any shortages or impediments to procuring materials required to manufacture EnergyGlas. However, Saf-Glas does not currently have all of the equipment required to manufacture the EnergyGlass Architectural Glass products. [We believe that Saf-Glas will be able to sub-contract the manufacture of those components which it does not currently have the capacity to manufacture in-house. However, we believe the subcontractor will require a very substantial upfront payment to commence production].

Currently, neither we nor our manufacturing partner has the capital resources needed to make such the required upfront payment. However, we expect that once we have secured a major contract to sell EnergyGlass products, we will be able to obtain the funding necessary to make the upfront payment. Alternatively, if we can independently secure sufficient funding, without a major contract, we expect that we would be able to make the required upfront payment. At this juncture, there is no assurance that we or our manufacturing partner will be able to make the upfront payment required to commence production of the EnergyGlass Architectural Glass products. If we are not able to make the upfront payment to commence production, we will not be able to generate revenue, in which case there would be a material adverse effect on our business, financial condition and operating results.

Customer Dependence
We are pre-revenue and currently do not have any customers.

Patent, trademarks, licenses, manufacturing agreements
The success of our business depends, in part, on our ability to pursue, maintain and protect our proprietary licensed technologies, information, processes, and know-how, comprising EnergyGlass. For protection of our licensed technologies and products, we will rely primarily on patent, trademark, copyright and trade secrets laws in the U.S. and similar laws in other countries, confidentiality agreements and procedures and other contractual arrangements to. Periodically, we evaluate our intellectual property to understand where various assets fit into corporate interest and goals, and accordingly, our intellectual property holdings may increase or decrease.

As of the date of this Prospectus, our licensed EnergyGlass technology is protected by [1] granted US patent, which expires in [*] [20**]. In the aggregate, our licensed EnergyGlass technology is subject to approximately [*] patent claims in various countries, including [*] granted United States patents, [*] granted patents in non-U.S. jurisdictions, and [*] U.S. and [*] non-U.S. pending patent applications.
[If maintained to their full term our issued patents are scheduled to expire on various dates between [*] and [*]. These dates are subject to change depending on current and future patent application filings, if any, regarding EnergyGlass, and the Company and the EnergyGlass Licensor's discretion to maintain its various intellectual property assets in accordance with its corporate interests and goals. We will assess opportunities to seek patent protection for those aspects of EenrgyGlass technology, designs, and methodologies and processes that we believe may provide us with significant competitive advantages or additional commercial opportunities. Some aspects of EnergyGlass and related processes, technologies and products licenses to us involve proprietary trade secrets of the EnergyGlass Licensor.

In addition, under our EnrgyGlass License Agreement, we have a license to use the following trademarks: [*],for which [*] trademark registrations and applications have been filed for use in commerce.

We believe that many elements of EnergyGlass and the related processes, technologies and products involve proprietary know-how, technology, or data that are not covered by patents or patent applications, including but not limited to technical processes, equipment, design architecture, and procedures. Accordingly, we rely on trade secret protection and confidentiality agreements to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce.

Our commercial success depends in part on the ability of our EnergyGlass licensor to obtain intellectual property protection for EnergyGlass innovations and designs, to protect trade secrets, and on our ability to conduct business without infringing the intellectual property rights of others.

As disclosed above, we entered into a Manufacturing Agreement pursuant to which our manufacturing partner will manufacture EnergyGlass prodcuts for us. The Manufacturing Agreement will continue in force unless sooner terminated in accordance with its terms. In addition, Under the rms of the EnergyGlass License, upon our raising at least $10 million, we are required to acquire all of the intellectual property related to EneregyGlass products for a payment of $10 million, and that number of shares of our common stock, which, when aggregated with the 30 million initial share issuance, would equal 80% of our total issued and outstanding shares. If this further transaction is consummated, the EnergyGlass License and Manufacturing Agreements will terminate by their terms.

We will rely on our manufacturing partner to source the raw materials to manufacture EnregyGlass. Management is not aware of any shortages or impediments to procuring materials required to manufacture EnergyGlas. However, Saf-Glas does not currently have all the equipment required to manufacture the EnergyGlass products, although it does have the equipment to manufacture the EnergyGlass product that we plan to use for retrofitting greenhouses. [We believe that Saf-Glas will be able to sub-contract the manufacture of those components which it does not currently have the capacity to manufacture in-house. However, we believe the subcontractor will require a very substantial upfront payment to commence production].

Currently, neither we nor our manufacturing partner has the capital resources needed to make such the required upfront payment. However, we expect that once we have secured a major contract to sell EnergyGlass products, we will be able to obtain the funding necessary to make the upfront payment. Alternatively, if we can independently secure sufficient funding, without a major contract, we expect that we would be able to make the required upfront payment. At this juncture, there is no assurance that we or our manufacturing partner will be able to make the upfront payment required to commence production of the EnergyGlass products. If we are not able to make the upfront payment to commence production, we will not be able to generate revenue, in which case there would be a material adverse effect on our business, financial condition and operating results.

Government Incentives/Regulations

The IRC Section 48 Investment Tax Credit (ITC) has been applicable to solar generation projects for over 15 years. However, the Inflation Reduction Act (IRA) has now made solar eligible for the Section 45 Production Tax Credit (PTC) for the first time. Instead of a one- time 30% ITC provided in the year a solar project is put into operation, the solar PTC can be claimed annually over a 10-year credit period at the current rate of 2.6¢/kWh generated (rates may vary in the future). The qualifications for solar generation facilities remain the same under both credits, however, the PTC can create more value than the ITC for large- scale solar projects over time.

Section 48C ITC was enacted in 2009 and has been modified and extended under the IRA, providing $10 billion of allocations, and expanding eligibility to new types of projects. Section 48C offers a tax credit for investment in qualifying advanced energy projects to produce energy from alternative sources or capture carbon emissions. A precondition for the classification of energy credit is that the taxpayer uses one or more energy properties to make energy projects. According to the IRC, energy properties mean any of the following:

- *Equipment that uses solar energy to generate electricity, to heat or cool a structure, or to provide solar process heat,*
- *Equipment that uses solar energy to illuminate the inside of a structure using fiber- optic distributed sunlight, or electrochromic glass which uses electricity to change its light transmittance properties to heat or cool a structure, but only for property construction that begins before January 1, 2025,*
- *Equipment used to produce, distribute, or use energy derived from a geothermal deposit,*

- *Qualified fuel cell property or eligible microturbine property,*
- *Combined heat and power system property,*
- *Qualified small wind energy property,*
- *Equipment that uses the ground or groundwater as a thermal energy source to heat a structure or as a thermal energy sink to cool a structure,*
- *Waste energy recovery property,*
- *Energy storage technology,*
- *Qualified biogas property or*
- *Microgrid controllers*

This upfront credit is based on capital investment of the project. The ITC and bonus deprecation (currently 80% for 2023) are claimed by the taxpayer placing the system into service. The depreciable basis of the project must first be reduced by ½ of the ITC. The base credit will be 6% of the qualifying investment but can increase to 30% if the taxpayer also meets the prevailing wage and registered apprentice requirement issued by the Treasury Department. Systems under 1 MWh of annual production are exempt to the prevailing wage and registered apprentice requitements and are grandfathered in at 30% ITC.

The IRA's new tax credits have also created complexities with the incentives, including the "bonus" tax credits under IRC Section 48(e), which can increase the overall Investment Tax Credit if a project checks all the boxes. A 10% "bonus" credit is available if a clean energy project 1) meets domestic production content, 2) is located in a former energy community (former coal or oil site), EPA brownfield, or low-income area, or located on tribal lands. Certain solar facilities that meet the criteria of having a maximum output of less than 5 MW may qualify for an extra Investment Tax Credit (ITC). If a project is allocated a 1.8 GW environmental justice capacity limitation, it may receive an additional 10% credit if it is situated in a low-income community or on tribal land. Alternatively, if the project is part of a qualified low-income residential building project or qualified low-income economic benefit project, it may receive an additional 20% credit. Please note that some of these "bonus credits" must be applied for through the Department of Energy and approved by the Internal Revenue Service. There is an annual cap on these additional bonus incentives for each tax year.

The most popular "bonus credit" that we are seeing in the marketplace is the domestic production content "bonus credit". Projects that begin construction before 2025 must use at least 40% of domestically manufactured products. This percentage will increase by 5% per year for tax years 2026, 2027 and 2028 capping out at 55%. Furthermore, 100% of all structural iron and steel must come from US sources.

Certain states and territories offer a personal and/or corporate investment or production tax credit for solar energy. Further, most of the states and local jurisdictions have established sales and/or property tax incentives for renewable energy systems that include exemptions, exclusions, abatements and credits.

Our technology may be subject to certain government regulations and standards. Our ability to remain viable will depend on favorable government decisions at various stages of the technology's development by various agencies. From time to time, legislation is introduced that could significantly change the statutory or regulatory provisions governing our research and product development processes, as well as approval of the manufacturing and marketing of any products derived from such research and development activities.

The production and marketing of our technology derived products would be subject to existing and future safety & health regulations and standards in the United States and in any foreign countries where we may sell EnergyGlass.

Current safety & health requirements and standards for electrical products can include, but may not be limited to, Occupational Safety and Health Administration regulations, National Electrical Code as approved as an American National Standard by the American National Standards Institute or ANSI/NFPA-70, certification by Underwriters Laboratories and the Society of Automotive Engineers, and compliance with State, Federal, and local building codes. These regulations are subject to change, and our ability to remain viable is contingent upon successfully satisfying regulatory requirements as stipulated by these agencies and/or others as the development of our technology evolves. We may be additionally required to comply with similar regulations and standards in any foreign countries where we may sell EnergyGlass.

These laws and regulations are subject to change at any time and from time to time. Any material changes to these laws and regulations, including changes which diminishes the value of economic incentives applicable to the purchase of EnergyGlass, would likely have a material adverse effect on our business, results of operation and financial condition.

Cost/effects of compliance with environmental laws
We believe that compliance with any environmental laws applicable to us will not materially impact our business.

Employees and Consultants

We utilize the services of full-time as well as part-time and consultants on a contract basis. As of the date of this prospectus, we have one full-time consultant, two part-time consultants and one officer who is engaged as part-time consultants, all located in the United States.

From time to time, we may grant stock options to employees and consultants either pursuant to contract requirements or on a discretionary basis. None of our consultants is covered by a collective bargaining agreement. We believe our relations with our consultants are good.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

You should carefully consider the following risk factors in addition to other information in this prospectus before purchasing our common stock. The risks and uncertainties described below are those that we currently deem to be material and that we believe are specific to our company, our industry and this offering. These risks and uncertainties are not the only ones facing us. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business and results of operations. The trading price of our Common Stock could decline due to the occurrence of any of these risks, and investors could lose all or part of their investment.

Risks Related to this Offering

There is substantial doubt about our ability to continue as a going concern.

Our auditors have indicated in their report on our financial statements for the year ended December 31, 2023 and 2022 that conditions exist that raise substantial doubt about our ability to continue as a going concern. This is because we may not have sufficient capital resources from operations and existing financing arrangements to meet our operating expenses and working capital requirements.

As of February [*] 2024, we had $[*] in cash. During the year ended December 31, 2023, our operations used approximately $[*] in cash per month. These conditions raise substantial doubt about our ability to continue as a going concern. As of December 31, 2023, the Company had accumulated losses of $[*] and working capital of $[*]. The Company is currently in the start-up phase of its operations with no meaningful operating history and no historical revenue streams. These conditions raise substantial doubt about our ability to continue as a going concern. This may hinder our ability to obtain financing or may force us to obtain financing on less favorable terms than would otherwise be available. If we are unable to develop sufficient revenues for our EnergyGlass products and services, we may not be able to sustain our business, and we may fail, in which case our stockholders would suffer a total loss of their investment. There can be no assurance that we will be able to continue as a going concern.

We will probably require additional financing to sustain our operations and without it we will not be able to continue operations.

The extent to which we will rely on outside sources of funding will depend primarily upon whether we are able to generate significant revenue and positive operating cash flow from the sale of our EnergyGlass products. To date we have not realized any revenue from the sale of EnergyGlass. There is a significant risk that we will not be able to generate significant revenue and positive operating cash flow from the sale of our EnergyGlass products, in which case we would require additional funding to operate our business. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, there would be a material adverse effect on our business, operating results, financial condition and prospects. Without such financing, it is unlikely that we would be able to continue our operations, in which case you would suffer a total loss of your investment in our shares.

Future sales and issuances of our Common Stock or other securities might result in significant dilution and could cause the price of our Common Stock to decline.

To raise capital, we may sell additional shares of Common Stock, convertible securities or other equity securities in one or more transactions, at prices and in a manner we determine from time to time. We may sell shares or other securities in the future at a price per share that is less than the price per share paid by persons purchasing from the Selling Stockholders, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our Common Stock, or securities convertible or exchangeable into Common Stock, in future transactions may be higher or lower than the price per share paid by purchasers in this offering.

We cannot predict what effect, if any, sales of shares of our Common Stock in the public market or the availability of shares for sale will have on the market price of our Common Stock. However, future sales of substantial amounts of our Common Stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, could adversely affect the market price of our Common Stock.

Risks Related to Our Financial Results

A resurgence of the COVID-19 pandemic could disrupt our business and the business of our potential customers.

We face various risks related to epidemics, pandemics and other outbreaks, including the recent pandemic of respiratory illness caused by a novel coronavirus known as COVID-19. The impact of any resurgence of the COVID-19, including changes in consumer and business behavior, pandemic fears, supply chain disruptions and market downturns and restrictions on business and individual activities, could create significant volatility in the global economy and led to reduced economic activity. Any resurgence of COVID-19 could further disrupt manufacturing, transportation and supply chain , which could materially and adversely affect our business. The duration and long-term impact of COVID-19 on our business is currently unknown.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. The imposition of any such measures would likely materially and adversely impact our operations and the operations of our suppliers, vendors and business partners.

The extent to which the COVID-19 pandemic impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact and how quickly and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of our future customers, suppliers, vendors and business partners to perform, including third-party suppliers' ability to provide components and materials which we may use in our products. We may also experience an increase in the cost of raw materials used in the production of our products. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of COVID-19's global economic impact, including any recession that has occurred or may occur in the future.

There are no comparable recent events which may provide guidance as to the effect of the spread of COVID-19 and a pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of COVID-19's impact on our business, operations, or the global economy as a whole. However, the effects could have a material impact on our results of operations, and we will continue to monitor the situation closely.

We have no revenue and a history of losses and negative operating cash flows, and we may continue to incur losses and negative cash flows for the foreseeable future.

We have no revenue and a history of operating losses and negative operating cash flows. We expect that, until we generate significant revenue, we will continue to incur losses and negative cash flows , which could negatively impact the trading value of our common stock. During the fiscal years ended December 31, 2023 and 2022, we lost [*] and [*], respectively, and had negative cash flow from operations of [*] and [*], respectively.

We may continue to incur operating and negative operating cash flows in future periods. These losses and negative cash flows may increase, and we may never achieve profitability for a variety of reasons, including inability to generate significant revenue, increased competition, decreased growth in our target market and other factors described elsewhere in this "Risk Factors" section. If we cannot achieve sustained profitability, our stockholders may lose all or a portion of their investment in our company.

We have no operating history with the* manufacture and sale of our licensed EnergyGlass products*.

We have a no operating history with the manufacture and sale of our licensed EnergyGlass products. In September 2022, we were granted an exclusive worldwide license to manufacture and sell EnergyGlass products, which can be used for buildings, greenhouses, homes, etc. EnergyGlass™ is an alternative energy, patented, optically clear electric producing glass technology that produces continuous energy from sunlight and diffused and ambient light. We have not yet realized any revenue from the sale of EnergyGlass products or any of the other licensed Saf-Glas products, nor have we or our manufacturing partner manufactured any EnergyGlass products at scale or otherwise. Although we are focused on marketing and selling EnergyGlass products, there is no assurance that we will be able to generate revenue from the sale of our licensed EnergyGlass products. Further, while we intend to leverage our manufacturing partner's knowledge in this field, there can be no guarantee that we will be able to successfully execute our business plan, which contemplates that our manufacturing partner will manufacture EnergyGlass for us.

Neither we nor our manufacturing partner currently has the capacity to manufacture EnergyGlass Products at scale.

We do not currently own the manufacturing facilities to manufacture EnergyGlass products. Instead, as disclosed above, we entered into a manufacturing agreement, dated September, 2022, with Saf-Glas, LLC, the company from which we acquired the license to manufacture and sell EnergyGlass. However, Saf-Glas does not currently have all the equipment required to manufacture the EnergyGlass products, although it does have the equipment to manufacture the EnergyGlass product that we plan to use for retrofitting greenhouses. [We believe that Saf-Glas will be able to sub-contract the manufacture of those components which it does not currently have the capacity to manufacture in-house. However, we believe the subcontractor will require a very substantial upfront payment to commence production]. Currently, neither we nor our manufacturing partner has the capital resources needed to make such A required upfront payment or purchase the required equipment. However, we believe that once we have secured a major contract to sell EnergyGlass products, we will be able to obtain the funding necessary to make the upfront payment or purchase the required equipment.

Alternatively, if we are able to independently secure sufficient funding, without a major contract, we expect that we would be able to make the required upfront payment or purchase the required equipment. At this juncture, there is no assurance that we or our manufacturing partner will be able to make the upfront payment or purchase the equipment required to commence production of the EnergyGlass Architectural Glass products. If we are not able to secure the funds needed to commence production of EnergyGlass, we will not be able to generate any revenue, in which case there would be a material adverse effect on our business, financial condition and operating results.

We are likely to lose money for a period of time.

We are an early-stage company, and we have not yet sold any EnergyGlass products. We will continue to sustain net losses and negative cash flows unless and until we are able to generate significant revenue from the sale of our EnergyGlass products . If we are unable to generate significant revenue, we will continue to generate net losses and negative operating cash flows, which would have a material adverse effect on our business, financial condition and results of operations, which in turn would likely cause our common stock to lose value or become worthless.

Risks Related to Our Business

If our exclusive worldwide license to manufacture and sell the EnergyGlass were terminated by SafGlas, there would be a material adverse effect on our business, financial condition and results of operations.

Although our license to sell EnergyGlass is perpetual and non-cancelable per the terms of the EnergyGlass License Agreement, that Agreement itself is subject to termination in certain specified circumstances. If Saf-Glas were to attempt to unilaterally cancel our license to manufacture and sell EnergyGlass products, we would be forced to litigate the issue, which would likely have a material adverse effect on our business. If a court were to sustain Saf-Glas's termination of our EnergyGlass License, there would be a material adverse effect on our business and our common stock would become worthless.

If we are unable to obtain additional capital, we may not be able to implement our business strategy and successfully operate our business; however, additional financings may subject our existing stockholders to substantial dilution.

To implement our business plan, we need to obtain financing through public or private equity offerings or debt financing. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay or reduce the scope of our business plans. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. In addition, debt financing, if available, may involve restrictive covenants. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. Our access to the financial markets and the pricing and terms we receive in the financial markets could be adversely impacted by various factors, including changes in financial markets and interest rates.

Our future funding requirements will depend on many factors, including, but not limited to, our ability to generate significant sales revenue.

Our failure to adequately expand our direct sales force will impede our growth.

We will need to expand and optimize our sales infrastructure in order to secure customers and grow our business. We plan to create an account management/sales force when we have sufficient capital to do so. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. If we are unable to hire, develop and retain talented account management/sales personnel or if the personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to generate sufficient revenue to sustain our business, in which case our common stock would become worthless.

If we are unable to attract and retain qualified executive officers and managers, we will be unable to effectively implement our business plan, which could adversely affect our business, financial condition, results of operations and prospects.

We depend on the continued efforts and abilities of our management to market and sell our product and identify potential strategic opportunities. The loss of any one of them could negatively affect our ability to execute our business strategy and materially and adversely affect our business, financial condition, results of operations and prospects. Competition for managerial talent with significant industry experience is high, and we may lose access to executive officers for a variety of reasons, including more attractive compensation packages offered by our competitors. Although we have entered into employment agreements with certain of our senior level management, we cannot guarantee that any of them or other key management personnel will remain employed by us for any length of time or that we will be able to attract qualified personnel.

Fines, judgments and other consequences resulting from our failure to comply with regulations or adverse outcomes in litigation proceedings could adversely affect our business, financial condition, results of operations and prospects.

From time to time, we may be involved in lawsuits and regulatory actions, including class action lawsuits that are brought or threatened against us in the ordinary course of business. These actions may seek, among other things, compensation for alleged personal injury, workers' compensation, violations of the Fair Labor Standards Act and state wage and hour laws, employment discrimination, breach of contract, property damage, punitive damages, civil penalties, and consequential damages or other losses, or injunctive or declaratory relief.

Any defects or errors, or failures to meet our customers' expectations could result in large damage claims against us. Claimants may seek large damage awards and, due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings. Any failure to properly estimate or manage cost, or delay in the completion of projects, could subject us to penalties.

The ultimate resolution of these matters through settlement, mediation or court judgment could have a material adverse effect on our financial condition, results of operations and cash flows. Regardless of the outcome of any litigation, these proceedings could result in substantial cost and may require us to devote substantial resources to defend ourselves. When appropriate, we establish reserves for litigation and claims that we believe to be adequate in light of current information, legal advice and professional indemnity insurance coverage, and we adjust such reserves from time to time according to relevant developments. If our reserves are inadequate or insurance coverage proves to be inadequate or unavailable, our business, financial condition, results of operations and prospects may suffer.

Our dependence on subcontractors and suppliers could increase our cost and impair our ability to complete contracts on a timely basis or at all.

We will rely on third-party subcontractors to manufacturing our EnergyGlass products. We will also rely on third-party suppliers to provide materials needed by our manufacturing partner to fulfill its obligations to us under the Manufacturing Agreement. If our subcontractors do not meet our requirements as to quality, price and delivery, , our ability to satisfy our customers may be impaired. In addition, if a subcontractor or third-party supplier is unable to deliver its goods or services according to the negotiated terms for any reason, we may suffer delays and be required to purchase the goods and services from another source at a higher price.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We will be exposed to liabilities that are unique to the products and services we will provide. While we intend to maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover all claims or liabilities, and we may be forced to bear substantial costs resulting from risks and uncertainties of our business. It is also not possible to obtain insurance to protect against all operational risks and liabilities. The failure to obtain adequate insurance coverage on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may need to defend ourselves against intellectual property infringement claims or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit our ability to commercialize our EnergyGlass products***.***

Companies, organizations or individuals, including our competitors, may own or obtain patents, trademarks or other proprietary rights that could prevent or limit our ability to make, use, develop or sell our products and services, which could make it more difficult for us to operate our business. We may receive inquiries from patent, copyright or trademark owners inquiring whether we infringe upon their proprietary rights. We may also be the subject of more formal allegations that we have misappropriated such parties' trade secrets or other proprietary rights.

Companies owning patents or other intellectual property rights may allege infringement or misappropriation of such rights. In response to a determination that we have infringed upon or misappropriated a third-party's intellectual property rights, we may be required to do one or more of the following:

- cease development, sales or use of its products that incorporate the asserted intellectual property;

- pay substantial damages;

- obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or available at all; or

- re-design one or more aspects our products.

A successful claim of infringement or misappropriation against us could harm our business, prospects, financial condition and operating results. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources, which could materially and adversely affect our business.

We may be unable to manage any future growth effectively, which could make it difficult to execute our business strategy.

If our operations grow as planned, of which there can be no assurance, we will need to expand our sales, marketing and operations functions, as well as the number of partners with whom we do business. Any future growth will likely strain our limited resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. Any expansion of our business may also require additional office space for administrative support. If we are unable to drive revenue growth, these costs, which would include lease commitments, marketing costs and headcount, would result in decreased margins, which could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Industry

Our industry is highly competitive, with a variety of larger companies with greater resources competing with us, and our failure to compete effectively could adversely affect our market share and harm our financial performance.

The contracts on which we intend to bid will generally awarded through a competitive bid process, with awards generally being made to the lowest bidder, but sometimes based on other factors, such as shorter contract schedules, larger scale to complete projects or prior experience with the customer. Within our target markets, we will compete with many other providers. Price will likely be the principal factor in determining which provider is selected by prospective customers, especially on smaller, less complex projects. As a result, any competitor with adequate financial resources and access to technical expertise may compete against us . Our competitors may be able to win bids based on price alone, based on lower costs and financial return requirements. Additionally, our competitors may develop the expertise, experience and resources to provide products that are equal or superior in price to ourproducts, and we may not be able to maintain or enhance our competitive position.

Some of our competitors have already achieved market penetration in the markets in which we expect to compete, and most of them have greater financial and other resources than we do. There are a number of well capitalized companies in our industry, all of which are larger than we are and, if they so desire, could establish a presence in our markets and compete with us for contracts. As a result of this competition, we may need to accept lower contract margins in order to compete against competitors that have the ability to accept awards at lower prices or have a pre-existing relationship with a customer. If we are unable to compete successfully in our markets, our business, financial condition, results of operations and prospects would be adversely affected.

Changes in the investment tax credit and other incentives applicable to our* EnergyGlass products *would likely reduce demand for such products.

Expenditures on our EnergyGlass product are subject to an investment tax credit ("ITC") equal to between 6 and 30 percent of the amount of the qualifying expenditure under applicable provisions of the US Internal Revenue code, as well as other governmental incentives. The ITC effectively lowers the cost of our EnergyGlass products. Any reduction in the amount of the ITC or other applicable incentives would increase the net cost of our EnergyGlass products which would probably result in a decrease in demand for such products which in turn would have a material adverse effect on our business and operating results.

Economic downturns could cause capital expenditures in the industries we are targeting to decrease, which may adversely affect our business, financial condition, results of operations and prospects.

We expect that the demand for our services will be vulnerable to general downturns in the United States and global economy. The current election cycle may cause economic uncertainty. We expect that our future customers will be affected by economic changes that decrease the need for or the profitability of their services. This can result in a decrease in the demand for our services and potentially result in the delay or cancellation of projects by our customers. As a result, some of our future customers may opt to defer or cancel a pending project. A downturn in overall economic activity also affects the priorities placed on various projects funded by governmental entities and federal, state and local spending levels.

In general, economic uncertainty makes it difficult to estimate our customers' requirements for our products and services. Our plan for growth depends on expanding our company. If economic factors in any of the regions in which we plan to expand are not favorable to the growth and development of the alternative energy industry, we may not be able to carry out our growth strategy, which could adversely affect our business, financial condition, results of operations and prospects.

Other Risks Relating to Our Company and Results of Operations

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance.

Our operating results have fluctuated and will likely fluctuate in the future. Factors that may contribute to fluctuations include:

- our ability to effectively manage our working capital;

- our ability to satisfy customer demands in a timely and cost-effective manner; and

- pricing and availability of labor and materials.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

To prepare financial statements in conformity with GAAP, management is required to make estimates and assumptions as of the date of the financial statements that affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas that require significant estimates by our management include:

- contract costs and profits and revenue recognition of contract change order claims;

- provisions for uncollectible receivables and customer claims and recoveries of costs from subcontractors, suppliers and others;

- valuation of assets acquired and liabilities assumed in connection with business combinations;

- accruals for estimated liabilities, including litigation and insurance reserves; and

- goodwill and intangible asset impairment assessment.

At the time the estimates and assumptions are made, we believe they are accurate based on the information available. However, our actual results could differ from, and could require adjustments to, those estimates.

We exercise judgment in determining our provision for taxes in the United States that are subject to tax authority audit review that could result in additional tax liability and potential penalties that would negatively affect our net income, if any.

The amounts we record in intercompany transactions for services, licenses, funding and other items affects our potential tax liabilities. Our tax filings are subject to review or audit by the U.S. Internal Revenue Service and state, local and foreign taxing authorities. We exercise judgment in determining our worldwide provision for income and other taxes and, in the ordinary course of our business, there may be transactions and calculations where the ultimate tax determination is uncertain. Examinations of our tax returns could result in significant proposed adjustments and assessment of additional taxes that could adversely affect our tax provision and net income in the period or periods for which that determination is made, which could materially and adversely affect our results of operation and financial condition.

Risks Related to our Common Stock

Our common stock price has fluctuated substantially, and the trading price of our common stock is likely to continue to be volatile, which could result in losses to investors and litigation.

In addition to changes to market prices based on our results of operations and the factors discussed elsewhere in this "Risk Factors" section, the market price of and trading volume for our common stock may change for a variety of other reasons, not necessarily related to our actual operating performance. The capital markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, the average daily trading volume of the securities of small companies can be very low, which may contribute to future volatility. Factors that could cause the market price of our common stock to fluctuate significantly include:

- the results of operating and financial performance and prospects of other companies in our industry;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- announcements of innovations, increased service capabilities, new or terminated customers or new, amended or terminated contracts by our competitors;

- the public's reaction to our press releases, media coverage and other public announcements, and filings with the SEC;

- market conditions for providers of services to the energy industry;

- lack of securities analyst coverage or speculation in the press or investment community about us or opportunities in the markets in which we compete;

- changes in government policies in the United States and, if we establish an international business, in other foreign countries;

- changes in earnings estimates or recommendations by any securities or research analysts who track our common stock or failure of our actual results of operations to meet those expectations;

- dilution caused by the conversion into common stock of convertible debt securities or by the exercise of outstanding warrants;

- Cybersecurity attacks;

- market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

- changes in accounting standards, policies, guidance, interpretations or principles;

- any lawsuit involving us, our services or our products;

- arrival and departure of key personnel;

- government investigations of our business activities;

- sales of common stock by us, our investors or members of our management team; and

- changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural or man-made disasters.

Any of these factors, as well as broader market and industry factors, may result in large and sudden changes in the trading volume of our common stock and could seriously harm the market price of our common stock, regardless of our operating performance. This may prevent stockholders from being able to sell their shares at or above the price they paid for shares of our common stock, if at all. In addition, following periods of volatility in the market price of a company's securities, stockholders often institute securities class action litigation against that company. Our involvement in any class action suit or other legal proceeding could divert our senior management's attention and could adversely affect our business, financial condition, results of operations and prospects.

The sale or availability for sale of substantial amounts of our common stock could adversely affect the market price of our common stock.

Sales of substantial amounts of shares of our common stock, or the perception that these sales could occur, would likely adversely affect the market price of our common stock and could impair our future ability to raise capital through common stock offerings. As of December 31, 2023, we had 45,783,036 shares of common stock issued and outstanding, of which 45,084,352 shares were restricted securities and eligible for sale pursuant to Rule 144 promulgated by the SEC. The sale of these shares into the open market may adversely affect the market price of our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock.

We have never paid cash dividends and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain any earnings to finance our operations and growth. As a result, any short-term return on your investment will depend on the market price of our common stock, and only appreciation of the price of our common stock, which may never occur, will provide a return to stockholders. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including, but not limited to, factors such as our financial condition, results of operations, capital requirements, business conditions, and covenants under any applicable contractual arrangements. Investors seeking cash dividends should not invest in our common stock.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our common stock, the market price of our common stock will likely decline.

The trading market for our common stock will rely in part on the research and reports that any equity research analysts, over whom we have no control, publish about us and our business. We may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the market price for price of our common stock could decline, especially in response to sales of even small quantities of our common stock. In the event we obtain securities or industry analyst coverage, and one or more analysts issue unfavorable commentary, even if it is inaccurate, or cease publishing reports about us or our business, our stock price could decline significantly.

A failure by us to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business and operating results.

Maintaining effective internal control over financial reporting is necessary for us to produce accurate and complete financial reports and to help prevent financial fraud. While we have undertaken steps to improve our financial reporting process, including the implementation of a firm-wide accounting information system that collects, stores and processes financial and accounting data on a consolidated basis for use in meeting our reporting obligations, there are no assurances that our internal control over financial reporting has been effective at any time since then. For the year ended December 31, 2022, we did not have effective controls over financial reporting. Our management has identified material weaknesses in our internal controls related to deficiency in the design of internal controls and segregation of duties.

If we are unable to maintain adequate internal controls or fail to correct material weaknesses in such controls noted by our management or our independent registered public accounting firm, our business and operating results could be materially and adversely affected.

Complying with the laws and regulations affecting public companies will increase our costs and the demands on management and could harm our operating results.

After the effectiveness of the registration statement, of which this prospectus is a part, we will be required to file periodic reports with the Securities and Exchange Commission)("SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a reporting company under the Exchange Act, and especially if and when we cease to be an "emerging growth company," we will incur significant additional legal, accounting, and other expenses. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC impose various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will be required to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time-consuming and costly. For example, these rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or as executive officers.

We may explore acquiring additional companies and such acquisitions may subject us to additional unknown risks.

We may make future acquisitions of complementary companies. We may not be able to reach agreements with such companies on favorable terms or at all. In completing acquisitions, we will rely upon the representations and warranties and indemnities made by the sellers with respect to each acquisition as well as our own due diligence investigation. We cannot assure you that such representations and warranties will be true and correct or that our due diligence will uncover all materially adverse facts relating to the operations and financial condition of the acquired companies or their businesses. To the extent that we are required to pay for undisclosed obligations of an acquired company, or if material misrepresentations exist, we may not realize the expected economic benefit from such acquisition and our ability to seek legal recourse from the seller may be limited.

Any future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of indebtedness and increased amortization expense.

Any future acquisitions are likely to result in issuances of equity securities, which will be dilutive to the equity interests of existing stockholders, and may involve the incurrence of debt, which will require us to maintain cash flows sufficient to make payments of principal and interest, the assumption of known and unknown liabilities, and the amortization of expenses related to intangible assets, all of which could have a material adverse effect on our business, financial condition and results of operations.

We may become involved in litigation which could harm the value of our business.

Because of the nature of our business there is a risk of litigation. Any litigation could cause us to incur substantial expenses whether or not we prevail, which would add to our costs, affect the capital available for our operations and materially and adversely affect our results of operations and financial condition.

Economic uncertainty impacts our business and financial results, and a renewed recession could materially affect us in the future.

Periods of economic slowdown or recession could lead to a reduction in demand for our services and products, which in turn would reduce our revenues and materially and adversely affect our results of operations and financial position. Our business will be dependent upon business discretionary spending and therefore is affected by business confidence as well as the future performance of the United States and global economies. As a result, our results of operations are susceptible to economic slowdowns and recessions.

We depend on the services of key executives, and the loss of these executives could materially harm our business and our strategic direction if we were unable to replace them with executives of equal experience and capabilities.

Our future success significantly depends on the continued service and performance of our key management and other personnel. We cannot prevent members of senior management from terminating their employment with us even if we have an employment agreement with them. Losing the services of members of senior management could materially harm our business until a suitable replacement is found, and such replacement may not have equal experience and capabilities. We have not purchased life insurance covering any members of our senior management.

The markets in which we intend to operate are highly competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence.

We face competition from other solar companies. Many of the companies with which we will compete have greater financial and technical resources than are available to us. Our failure to compete effectively could materially and adversely affect our operating results.

We will likely need additional capital to support our operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.

In order for us to grow and execute our business plan successfully, we will likely require additional financing which may not be available on acceptable terms or at all. If such financing is available, it may be dilutive to the equity interests of existing stockholders. Failure to obtain required financing will have a material adverse effect on our growth and financial position. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to support and grow our business could be significantly impaired and our operating results could be materially and adversely affected.

If we fail to meet the continued standards and corporate governance requirements for quotation on the OTC Market, we may be subject to removal from quotation on such markets .

Our common stock is currently quoted on the OTC Pink Sheets. In order to maintain this listing, we are required to comply with various continued listing standards, including corporate governance requirements, set forth in the OTC Listing Rules. These standards and requirements include, but are not limited to, maintaining a minimum bid price for our common stock, as well as having a majority of our Board members qualify as independent. If we fail to meet any one of these requirements for an extended period of time, we will be subject to possible de-listing.

Our common stock has in the past and may in the future be affected by extremely limited trading volume and substantial price fluctuations, which could materially and adversely impact the value of our common stock and our ability to grow our business.

There has historically been extremely limited, almost non-existent trading in our common stock, and there can be no assurance that an active trading market in our common stock will either develop or be maintained. Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations, which could materially and adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. These fluctuations may also cause short sellers to enter the market periodically in the belief that we will have poor results in the future. We cannot predict the actions of market participants and, therefore, can offer no assurances that the market for our common stock will be stable or that our share price will appreciate over time.

Our stock price has been highly volatile.

The market price of our common stock has been highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

- our ability to obtain working capital financing;

- additions or departures of key personnel;

- sales of our common stock, even in small amounts;

- our ability to execute our business plan;

- operating results that fall below expectations;

- regulatory developments; and

- economic and other external factors.

In addition, the securities markets from time-to-time experience significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Offers or availability for sale of even a small number of shares of our common stock have in the past and may in the future cause the price of our common stock to decline substantially.

The periodic availability of shares for sale upon the expiration of any statutory holding period or otherwise, could create a circumstance commonly referred to as an "overhang", in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We may be unable to establish, protect or enforce our intellectual property rights adequately.

Our success will depend in part on our ability to establish, protect and enforce our intellectual property and other proprietary rights. Our inability to protect our tradenames, service marks and other intellectual property rights from infringement, piracy, counterfeiting or other unauthorized use could negatively affect our business. If we fail to establish, protect or enforce our intellectual property rights, we may lose an important advantage in the market in which we compete. Our intellectual property rights may not be sufficient to help us maintain our position in the market and our competitive advantages. Monitoring unauthorized uses of and enforcing our intellectual property rights can be difficult and costly. Legal intellectual property actions are inherently uncertain and may not be successful, and may require a substantial amount of resources and management attention.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we seek protection of our marks or our copyrighted works. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights may harm our business or our ability to compete.

Changes in laws, regulations and other requirements could adversely affect our business, results of operations or financial condition.

We are subject to the laws, regulations and other requirements of the jurisdictions in which we operate. Changes to these laws could have a material and adverse impact on our business, results of operations and financial condition.

We may be unable to obtain insurance policies or they may not provide adequate levels of coverage against all claims, and we may incur losses that are not covered by our insurance.

We may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. There can be no assurance that any such insurance will cover all potential losses or claims or that the dollar limits of such insurance will be sufficient to provide full coverage against all losses or claims. Uninsured losses or claims, if they occur, could have a material adverse effect on our financial condition, business and results of operations.

We may be required to pay for the defense of our clients, officers, or directors in accordance with certain indemnification provisions.

We may in the future provide indemnification to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products. In accordance with authoritative guidance for accounting for guarantees, we would evaluate estimated losses for such indemnification. We would consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, no such claims have been filed against our company and, as a result, no liability has been recorded in our financial statements.

As permitted under Nevada law, our company may enter into agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our company's request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited. If in the future we obtain directors' and officers' liability insurance coverage, we may be able to reduce our financial exposure related to indemnification of officers and directors.

The Offering

Minimum Amount of the Securities Offered	4,000
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	47,297,036
Maximum Amount of the Securities Offered	49,600
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	47,342,636
Price Per Security	$2.50
Minimum Individual Purchase Amount	$250.00
Offering Deadline	December 31, 2024
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Saxon Capital Group Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF and a $2,500 upfront fee. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $124,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	**4.9%**	**$490**	**4.9%**	**$6,076**
Working Capital	**20.0%**	**$2,000**	**20.0%**	**$24,800**
Marketing & Sales	**2.0%**	**$200**	**2.0%**	**$2,480**
Product Development	**10.0%**	**$1,000**	**10.0%**	**$12,400**
MFG Equipment Expansion	**60.0%**	**$6,000**	**60.0%**	**$74,400**
Misc	**3.1%**	**$310**	**3.1%**	**$3,844**
Total	100%	$10,000	100%	$124,000

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this Case, the Company will be utilizing a transfer agent to complete the transaction and deliver securities to the investors. The transfer agent at this time will be Signature Stock Transfer.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Up to $124,000 in Common Stock at $2.50 per share with a minimum target amount of $10,000.

Offering Minimum: $10,000 | 4,000 shares of Common Stock
Offering Maximum: $124,000 | 49,600 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50 per Share
Minimum Investment Amount (per investor): $250.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.00. The Company must reach its Target Offering Amount of $10,000 by December 31, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Bonuses:

Reward Incentives:

Invest $5,000+ and receive a $500 discount on Saxon Capital Group Tiny Home.

Invest $10,000+ and receive a $1,000 discount on Saxon Capital Group Tiny Home.

Invest $25,000+ and receive a $2,500 discount on Saxon Capital Group Tiny Home.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Invest $0+ and receive 5% Bonus Shares.

Invest $5,000+ and receive 10% Bonus Shares.

*Investors can only receive one (1) amount-based incentive per investment and one (1) reward incentive per investment.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

Each share of Common Stock has equal and identical rights to every other share for purposes of dividends, liquidation preferences, voting rights and any other attributes of the Company's Common Stock. No voting trusts or any other arrangement for preferential voting exist among any of the stockholders, and there are no restrictions in the articles of incorporation, or bylaws precluding issuance of further Common Stock or requiring any liquidation preferences, voting rights or dividend priorities with respect to this class of stock.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common Stock	300,000,000	47,293,036	N/A	N/A	Yes

Options, Warrants and Other Rights

*The Company also has 420,000 warrants with a $2.50 per share conversion price.

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

There is no difference between the security type being offered and each other class of security of the issuer.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The common stock in this regulation crowdfunding offering are being sold at a pre-money valuation of $118,232,590.

The securities being offered are valued at the issuer's discretion, however they did have an independent assessment of the fair market value for their SAF-Glas LLC Technology they acquired, which was valued at $176,000,000. This independent valuation of the technology helped guide the Company's determination of their valuation at their own discretion.

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**

2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
TBD	TBD	TBD	TBD

24. What other exempt offerings has the Company conducted within the past three years?

- **Name: Common Stock sold on April 6th, 2022**

  Type of Security Sold: Common Stock

  Final Amount Sold: $847,500

  Number of Securities Sold: 1,695,000

  Regulatory Exemption: Regulation D

  Use of Proceeds: Sales, marketing and general working capital

- **Name: Common Stock sold on March 23rd, 2023**

  Type of Security Sold: Common Stock

Final Amount Sold: $1,000,000

Number of Securities Sold: 2,000,000

Regulatory Exemption: Regulation D

Use of Proceeds: Sales, marketing and general working capital

- **Name: Common Stock sold on December 15th, 2023**

  Type of Security Sold: Common Stock

  Final Amount Sold: $997,500

  Number of Securities Sold: 1,995,000

  Regulatory Exemption: Regulation D

  Use of Proceeds: Sales, marketing and general working capital

- **Name: Common Stock sold on August 28th, 2024**

  Type of Security Sold: Common Stock

  Final Amount Sold: $1,127,500

  Number of Securities Sold: 1,127,500

  Regulatory Exemption: Regulation D

  Use of Proceeds: Sales, marketing and general working capital

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

4. **Any immediate family members of any of the foregoing persons.**

No.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Results of operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

The Company did not have any revenues for the years ended December 31, 2023 and 2022.

Cost of revenue

The Company did not have any cost of revenue for the years ended December 31, 2023 and 2022

Operating Expenses

Operating expenses increased to $839,854 for the year ended December 31, 2023, as compared to $476,888 in the same period of 2022. This approximate $362,996 increase was primarily due to an increase in Selling, General and Administrative Expenses of $383,618.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Results of operations for Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

At December 31, 2023, we had cash and cash equivalents of $348,575 as compared to $282,926 as of December 31, 2022, representing an increase of $65,649. This increase can be explained by cash provided by financing activities of $1,160,000 (sale of common stock), partially offset by net cash used in operating activities of $1,093,246 and net cash used in investing activities of $1,105. On December 31, 2023 and 2022, our working capital was $688,311 and $345,859, respectively.

Cash used in operating activities increased approximately $572,000 from net cash used of $521,037 for the year ended December 31, 2022 to net cash used of $1,093,246 for the year ended December 31, 2023. This increase was primarily attributable to payment of increased legal and professional costs related to increased business activity.

Cash flows from investing activities decreased from $250,000 for the year ended December 31, 2022 to $1,105 for the year ended December 31, 2023 due to a decrease in funding given to a business acquisition target.

Cash flows from financing activities increased from net cash provided of $997,500 for the year ended December 31, 2022 to net cash provided of $1,160,000 for the year ended December 31, 2023. This increase was due to an increase in proceeds from the issuance of common stock.

Results of operations from Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

At December 31, 2022, we had cash and cash equivalents of $282,926 as compared to $56,340 as of December 31, 2021, representing an increase of $226,463. This increase can be explained by cash provided by financing activities of $997,500 (sale of common stock), partially offset by net cash used in operating activities of $521,037 and net cash used in investing activities of $250,000. At December 31, 2022 and 2021, our working capital was $345,859 and $350,247, respectively.

Cash used in operating activities increased approximately $345,000 from net cash used of $176,160 for the year ended December 31, 2021 to net cash used of $521,037 for the year ended December 31, 2022. This increase was primarily attributable to payment of increased legal and professional costs related to increased business activity.

Cash flows from investing activities decreased from $285,000 for the year ended December 31, 2021 to $250,000 for the year ended December 31, 2022 due to a slight decrease in funding for a business acquisition target.

Cash flows from financing activities increased from net cash provided of $517,500 for the year ended December 31, 2021 to net cash provided of $997,500 for the year ended December 31, 2022. This increase was due to an increase in proceeds from the issuance of common stock.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
i. In connection with the purchase or sale of securities?
ii. Involving the making of any false filing with the commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
i. In connection with the purchase or sale of any security?
ii. Involving the making of any false filing with the Commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
i. At the time of the filing this offering statement bars the person from:
   1. **Association with an entity regulated by such commission, authority, agency or officer?**
   2. **Engaging in business of securities, insurance, or banking?**
   3. **Engaging in savings association or credit union activities?**

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this**

offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Saxon Capital Group Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Articles of Incorporation: Exhibit D

Bylaws: Exhibit E

Exhibit A

Audited Financial Statements and Self-Certified Financials (See Attachment in Form C Filing)

*Important Notice to Investors: The audited financial statements are being included due to the requirement that if an audit was performed, it must be included in the offering statement. However, the audit was performed by BF Borgers CPA PC, a CPA firm that was suspended by the SEC. Therefore, we are treating the audit as illegitimate and investors should refer to the self-certified financial statements.

Exhibit B

Offering Page (See Attachment in Form C Filing)

Exhibit C

Subscription Agreement (See Attachment to Form C Filing)

Exhibit D

Articles of Incorporation (See Attachment in Form C Filing)

Exhibit E

Bylaws (See Attachment in Form C Filing)